Exhibit 99.1

AMERICAS GOLD AND SILVER Announces Election of Directors

TORONTO, ONTARIO—May 14, 2020— Americas Gold and Silver Corporation (“the “Company”) (TSX:USA; NYSE American: USAS) is pleased to announce that the nominees listed in the management proxy circular for the 2020 Annual General Meeting of Shareholders were elected as directors of the Corporation. Detailed results of the vote for the election of directors held at the Annual General Meeting of Shareholders yesterday in Toronto are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Alex Davidson	26,439,746	99.04%	257,321	0.96%
Darren Blasutti	26,509,620	99.30%	187,446	0.70%
Alan Edwards	26,461,484	99.12%	235,583	0.88%
Bradley R. Kipp	26,455,781	99.10%	241,286	0.90%
Gordon Pridham	26,439,574	99.04%	257,493	0.96%
Manuel Rivera	26,452,909	99.09%	244,158	0.91%
Lorie Waisberg	25,594,232	95.87%	1,102,835	4.13%

Mr. Stephen Alfers did not stand for re-election as a director.  The Company thanks Mr. Alfers for his service as a director this prior year as well as the important role he played in advancing the Relief Canyon project prior to joining the Company as a director.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company’s newest asset, Relief Canyon in Nevada, USA, has poured first gold and is expected to ramp up to full production over the course of 2020.  The Company also owns and operates the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also holds an option on the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

For more information:

Stefan AxellDarren Blasutti

VP, Corporate Development & CommunicationsPresident and CEO

Americas Gold and Silver CorporationAmericas Gold and Silver Corporation

416-874-1708416‐848‐9503

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